FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Share Repurchase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.
Date: November 29, 2007	By:	/s/ Won Seon Kim
Name: WON SEON KIM
Title: Chief Financial Officer

Item 1.

Share Repurchase

1. Purpose of Share Repurchase			Stabilize treasury stock price
2. Number of Shares to Be Repurchased		Common Shares	250,000
		Preferred Shares	-
3. Estimated Repurchase Amount(KRW)		Common Shares	2,230,000,000
		Preferred Shares	-
4. Closing Price of the Day Prior to the Decision Date (KRW)		Common Shares	8,920
		Preferred Shares	-
5. Repurchase Period		From	December 3rd , 2007
		To	February 29th, 2008
6. Repurchase Method			Purchase in the Market
7. Securities Brokerage Firms			-
8. Treasury Stock Holdings before Repurchase	Number of Shares Directly Held	Common Shares	261,700	Ratio(%)	2.02
		Preferred Shares	-	Ratio(%)	-
	Number of Shares Indirectly Held through Trust Contracts	Common Shares	536,005	Ratio(%)	4.13
		Preferred Shares	-	Ratio(%)	-
	Number and Amount of Trust Contracts	Number of Contracts	-
		Total Contract Amount(KRW)	-
9. Date of Board Resolution(Decision Date)			November 29th, 2007
- Attendance of Outside Directors		Present(No.)	3
		Absent(No.)	0
- Attendance of Auditors (members of audit committee who are not outside directors)			-
10. Others			The repurchase amount is computed based on the closing price of the previous day (November 28th, 2007) and is subject to change depending on the change in stock price.
※ Date of Relevant Disclosure			-